FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2004

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange by The "Shell" Transport and Trading Company, p.l.c. on 7th May 2004.

We write to inform you that on 6 May, 2004 The Shell Petroleum Company Limited purchased 4,550,821 ordinary shares in the Company at 407 pence each. On the same date, B.V. Nederlandse Internationale Industrie - en Handel Maatschappij, a subsidiary of Shell Petroleum N.V., purchased 2,149,179 ordinary shares in the Company at 407 pence each.

The shares were acquired for the purposes of the respective stock option plans of The Shell Petroleum Company Limited and Shell Petroleum N.V. which confer stock options on certain employees.

We have provided this notification although neither purchasing company is “a Group Company”of The “Shell”Transport and Trading Company, p.l.c. for the purpose of Paragraph 15.9 of The Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M. Edwards (Assistant Company Secretary)
Date: 7 May 2004